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                                   EXHIBIT 20

                     Press Release dated September 30, 1996
                   announcing signing of Settlement Agreement
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 FOR IMMEDIATE RELEASE                   Contact:  Jerry Baum, President and COO
                                                            or
                                                   David L. Crabb, CFO
                                                            at
                                                      (605) 341-7738
 September 30, 1996

       (Rapid City, SD) Concorde Gaming Corporation (OTC:CGAM) today announced that its wholly-owned subsidiary, Bruce H. Lien company, and the Three Affiliated Tribes (the "Tribe") have entered into a settlement agreement to resolve disputes arising out of the parties' management contract. The settlement agreement provides for the termination of the management contract upon the Tribe's payment of $8.65 million by April 30, 1997. The agreement also requires the dismissal of all litigation between the parties on the closing date. The closing of this transaction is contingent upon the Tribe's ability to obtain financing, and may be subject to approval by the National Indian Gaming Commission and/or the Secretary of the Interior. Upon receipt of the $8.65 million, the Company will relinquish to the Tribe control of the 4 Bears Casino & Lodge, a class III gaming facility located on the Fort Berthold Reservation, near New Town, North Dakota. The Company will continue to manage the 4 Bears Casino & Lodge, and receive monthly distributions, until the $8.65 million has been paid in full.

       "After lengthy negotiations the parties have resolved their disputes by agreeing to a buyout." said Jerry L. Baum, President. "I believe the terms of this agreement create a win-win situation for both parties. This settlement will transfer management of the 4 Bears Casino & Lodge to the Tribe, while providing equitable compensation to the Company for its development and management of the 4 Bears project. This agreement will also eliminate the legal uncertainty that has plagued the Company since we initiated arbitration proceedings against the Tribe almost two years ago. More importantly, a successful closing of this agreement will provide approximately $5 million of available capital, after repayment of certain debts related to the management agreement, which will enable the Company to actively pursue other gaming opportunities."

       As part of its efforts to receive licensing in Missouri, the Company recently presented to the Missouri Gaming Commission its market-share analysis of its proposed riverboat project in Lexington, Missouri. Last week, the Commission conducted a public hearing in Jefferson City, Missouri to receive testimony concerning the issuance of new riverboat licenses. The Company was one of nine gaming companies to present to the Commission an analysis of what effect its proposed project will have on the Missouri gaming market. Lexington is a rural community of 4,800 located approximately 40 miles east of Kansas City, Missouri. If licensed, the Company will proceed with developing an estimated $17 million riverboat project in Lexington. The Commission is expected to make a decision on whether to issue any new licenses in November of this year.